Exhibit 99.5

ParcelPal Technology, Inc. Reports Record Third Quarter 2020 Financial Results
Highlighted by Quarterly year over year Revenue Growth of 13%

Vancouver, British Columbia – December 1, 2020 – ParcelPal Technology Inc. (“ParcelPal” or the “Company”), (PKG:CSE) (FSE:PT0) (OTC:PTNYF) is pleased to announce its financial results for the period ended September 30, 2020 (“Q3 2020”), highlighted by continued revenue growth compared to the same period 2019.

Overview

In Q3 2020, the Company continued its operating growth, which was driven by revenue growth of approximately 13% to approximately $1,466,528 (up from $1,299,275 in Q3 2019), which is a record revenue high for Q3 since inception of the Company.  Our revenue growth has been driven by our business expansion, in which we continue to sign and retain higher margin customer agreements, ramping up our staffing levels to meet the increase in business, increasing our focus on client diversification, and expanding into new markets.  Some highlights of the third quarter include both an increase in our business with Amazon, as well as continued diversification of our customer base and into other areas driven by home meal kits and large retail store chain deliveries.  Continuing with this planned trend, the Company had also announced newly executed agreements in the third quarter, including increased business in the flower delivery space, meal kit deliveries and as of last week a nationwide specialty pharmacy services and solutions company.

In Q3, the Company also experienced certain one-time expenses, including costs related to the positioning of the Company for greater success moving forward in the near and longer term, as exhibited by our first ever profitable month in October 2020.  Certain of these expenses included expansion into new market costs, additional fleet acquisitions, personnel changes, shifting from B2C to B2B sales, securing a primary listing of our securities on the OTCQB, and accruing expenses related to becoming an SEC compliant filer.  The additional cost incursions increased our net loss for the quarter by 52% to $1,095,404 (compared to $721,727 in Q3 2019).  With this expansion and certain strategic changes has come higher short term costs; however, with many of these temporary costs behind us, we believe the Company will see continued improvement in profitability and operating margins in Q4 and beyond.

CEO Rich Wheeless stated, “I am very pleased that in this third quarter we made significant headway in executing our shift and focus into B2B sales, while simultaneously with increased revenues. As noted above, in this third quarter we were faced with increased (including a number of temporary) expansion and strategic costs, as well as having incurred certain previously unaccrued costs by prior management.  With all of this being said, we are in a strong position to have a solid Q4 and to remain strong heading into the 2021 calendar year.  We will continue to execute on our effective growth plan, which is a combination of organic growth and potential acquisitions, if and as they arise and add value to our Company and for our shareholders.  I am excited about the future of this Company, and know that our efforts are working, as demonstrated by the recent announcement that October 2020 was our first profitable month, ever. Further, I hope to announce additional profitable months as we continue to scale.  I look forward to providing new and additional information in upcoming quarters.”

Q3 2020 Financial Highlights:

•
Revenue growth of nearly 13% to $1,466,528 (up from $1,299,275 in Q3 2019). Note: this was a record revenue high for Q3 since inception of the company.  Note: the Company’s revenue for the nine months ended September 30, 2020 is $4,012,441 compared to $2,841,162 (an increase of 41%) during the nine months ended September 30, 2019.

•	Decreased expenses on non-profitable marketing and promotions to $16,655 (Q3 2019 - $270,876) in an effort to conserve cash and focus on operational growth.

•
Consulting fees in Q3 decreased to $39,295 (Q3 2019 - $114,761) as the Company reduced such expenses to reduce overhead costs and conserve cash in the current period.  We expect these consulting fees to be significantly reduced further on a going forward basis.

•	Share-based compensation in Q3 decreased to $34,827 (Q3 2019 - $152,895) due to fewer stock options and other stock based compensation being granted during the current period.

•
During the three months ended September 30, 2020 the Company had a net loss of $1,095,404 compared to $713,241 (an increase of 52%) during the three months ended September 30, 2019.  Note: the Company’s net loss for the nine months ended September 30, 2020 is $2,817,710 compared to $3,970,290 (a decrease of 29%) during the nine months ended September 30, 2019.

Outlook

The Company’s strategic priorities for the remainder of fiscal 2020 include:

•	Continued development of the ParcelPal product through a series of build-measure-learn iterations and moving into new verticals.

•	Building an exceptional and world-class brand with a focus on high quality content and services.

•	Increasing the number of customers and users using the ParcelPal platform.

•	Using data, technology, and inbound selling to ramp up sales and revenue generation.

•	Continued expansion into large markets in Canada, and also planning the Company’s entry into the United States market.

The Company’s complete financial results are available in its unaudited financial statements and Management’s Discussion and Analysis for the period ended September 30, 2020, each of which have been filed with Canadian securities regulators at www.sedar.com.

About ParcelPal Technology Inc.

ParcelPal is a leader in the growing technology and logistics industry. ParcelPal seamlessly connects consumers to businesses, where they have access to the goods they love, anytime, anywhere. Customers can shop at partner businesses and through the ParcelPal technology receive their purchased goods within an hour or the same day.  The Company offers on-demand delivery of merchandise from leading retailers, restaurants, medical marijuana dispensaries and liquor stores in Vancouver, Calgary, Toronto and soon in other major cities Canada-wide.

ParcelPal Website: www.parcelpal.com

The Canadian Securities Exchange (“CSE”) or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release that has been prepared by management.

CSE – Symbol: PKG
FSE – Symbol: PT0
OTC – Symbol: PTNYF

Contact: re: Investor Inquiries - info@parcelpal.com

Forward Looking Information

This news release contains forward looking statements relating to the Proposed Transaction, and the future potential of ParcelPal.  Forward looking statements are often identified by terms such as “will”, “may”, “should”, “intends”, “anticipates”, “expects”, “plans” and similar expressions.  All statements other than statements of historical fact, included in this release are forward looking statements that involve risks and uncertainties.  These risks and uncertainties include, without limitation, the risk that the Proposed Transaction will not be completed due to, among other things, failure to execute definitive documentation, failure to complete satisfactory due diligence, failure to receive the approval of the CSE and the risk that ParcelPal will not be successful due to, among other things, general risks relating to the mobile application industry, failure of ParcelPal to gain market acceptance and potential challenges to the intellectual property utilized in ParcelPal.  There can be no assurance that any forward looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The Company cannot guarantee that any forward looking statement will materialize and the reader is cautioned not to place undue reliance on any forward looking information.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Forward looking statements contained in this news release are expressly qualified by this cautionary statement.  The forward looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward looking statements as expressly required by Canadian securities laws.